UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. nº 90.400.888/0001-42

Publicly-Held Company with Authorized Capital

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), informs that it received the following notice from Banco Santander, S.A. (Spain) (“Santander Spain”):

“Further to the announcement made on October 18, 2010 (registry number 131685), Santander Spain hereby announces that, today, bonds issued by Santander Spain and mandatorily exchangeable into Santander Brasil shares have been subscribed for by, and disbursed to, investors from Qatar. The total amount of the issue has been set at USD 2,818,800,000, USD 2,718,800,000 of which have been subscribed by Qatar Holding.

The main features of the bonds are:

(i)        The bonds are mandatorily exchangeable for existing or newly issued, at Santander Spain’s election, shares of Santander Brasil that represent, approximately, 5% of Santander Brasil’s currently outstanding share capital.

(ii)       Maturity date: October 29, 2013.

(iii)      Exchange price: BR$ 23.75 per unit of Santander Brasil.

(iv)      Annual interest rate: 6.75%, payable in USD.

Important notice pursuant to US securities law

Neither the bonds nor the units have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction within the United States and, accordingly, may not be offered, sold or delivered within the United States except pursuant to an effective registration statement under the Securities Act or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws.”

São Paulo, October 29, 2010

Carlos Alberto Lopez Galan

Investors Relation Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer